UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08029001

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2008
DIVISION OF MARKET REGULATION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Institutional Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3100 Monticello, Suite 800
(No. and Street)

Dallas	Texas	75205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Terry L. Hill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Institutional Securities Corporation, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

ANDREYA S. WEADON
Notary Public, State of Texas
My Commission Expires
June 22, 2008

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

INSTITUTIONAL SECURITIES CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2007

INSTITUTIONAL SECURITIES CORPORATION

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Institutional Securities Corporation

We have audited the accompanying statement of financial condition of Institutional Securities Corporation, as of December 31, 2007, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Institutional Securities Corporation as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 14, 2008

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

INSTITUTIONAL SECURITIES CORPORATION
Statement of Financial Condition
December 31, 2007

ASSETS

Cash and cash equivalents	$ 173,691
Receivable from brokers-dealers and clearing organizations	200,272
Other receivables	339,966
Certificates of deposit	46,989
Securities owned	5,800
Prepaid expenses and advances	67,491
Receivable from parent - income tax	25,300
	$ 859,509

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 9,471
Commissions payable	412,468
State income tax payable	4,598
	426,537
Stockholder's equity	
Common stock, 10,000 shares authorized with $.10 par value, 10,000 shares issued and outstanding	1,000
Additional paid in capital	110,658
Retained earnings	321,314
Total stockholder's equity	432,972
	$ 859,509

The accompanying notes are an integral part of these financial statements.

INSTITUTIONAL SECURITIES CORPORATION
Statement of Income
For the Year Ended December 31, 2007

Revenues	
Commissions	$5,646,965
Advisory fees	923,033
Interest income	127,133
Other income	100,977
	6,798,108
Expenses	
Commissions and clearance	5,670,096
Regulatory fees and expenses	95,764
Other expenses	1,101,953
	6,867,813
Loss before income taxes	(69,705)
Federal income taxes benefit	25,300
State income tax expense	(4,598)
Net Loss	$ (49,003)

The accompanying notes are an integral part of these financial statements.

INSTITUTIONAL SECURITIES CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2007

	Shares	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balance at December 31, 2006	10,000	$ 1,000	$ 110,658	$ 370,317	$ 481,975
Net loss				(49,003)	(49,003)
Balance at December 31, 2007	10,000	$ 1,000	$ 110,658	$ 321,314	$ 432,972

The accompanying notes are an integral part of these financial statements.

INSTITUTIONAL SECURITIES CORPORATION
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2007

Balance, at December 31, 2006	$	-0-
Increases		-0-
Decreases		-0-
Balance, at December 31, 2007	$	-0-

The accompanying notes are an integral part of these financial statements.

INSTITUTIONAL SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities	
Net loss	$ (49,003)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Change in current assets and liabilities:	
Increase in other receivables	(166,031)
Increase in receivable from broker-dealers	(74,276)
Decrease in prepaid expenses	10,012
Increase in certificates of deposit	(2,124)
Decrease in receivable from parent-income taxes	34,500
Increase in accounts payable and accrued expenses	3,871
Increase in commissions payable	197,190
Increase in state income tax payable	4,598
Net cash provided (used) by operating activities	(41,263)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net decrease in cash	(41,263)
Cash and cash equivalents at beginning of year	214,954
Cash and cash equivalents at end of year	$ 173,691

Supplemental Schedule of Cash Flow Information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Institutional Securities Corporation (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a Texas corporation that is a wholly-owned subsidiary of ISC Group, Inc. ("Parent"). Substantially all the Company's business is conducted with customers in Texas.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expenses are recorded on a trade date basis.

Securities readily marketable are carried at market value and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

The Company has certificates of deposit with a financial institution with original maturities of twenty four months. These investments are stated at cost, as it is the intent of the Company to hold these securities until maturity.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities

Note 1 - Summary of Significant Accounting Policies, continued

and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007 the Company had net capital of approximately $101,987 and net capital requirements of $28,450. The Company's ratio of aggregate indebtedness to net capital was 4.18 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is paid to or collected from the Parent.

Note 5 - Related Party Transactions

The Parent has agreed to furnish management services, office space, and various general and administrative expenses to the Company. Payments made to the Parent for these expenses for the year ended December 31, 2007 totaled $1,052,120 and are reflected in other expenses.

Note 6 - Concentration Risk

At various times throughout the year, the Company had cash balances in excess of federally insured limits of $100,000.

Note 7 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2007, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

At December 31, 2007, any claim or legal action is of such amount or nature that management believes any adverse outcome would not have a material impact on the Company.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

For the Year Ended

December 31, 2007

Schedule I

INSTITUTIONAL SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 432,972
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		432,972
Deductions and/or charges		
Non-allowable assets:		
Other receivables	$ 231,957	
Prepaid expenses and advances	67,491	
Investment in non marketable equity securities	5,800	
Receivable from parent-income taxes	25,300	(330,548)
Net capital before haircuts on securities positions		102,424
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		(437)
Net capital		$ 101,987

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 9,471
Commissions payable	412,468
State income tax payable	4,598
Total aggregate indebtedness	$ 426,537

Schedule I (continued)

INSTITUTIONAL SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 28,450
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 28,450
Net capital in excess of required minimum	$ 73,537
Excess net capital at 1000%	$ 59,333
Ratio: Aggregate indebtedness to net capital	4.18 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation of net capital.

Schedule II

INSTITUTIONAL SECURITIES CORPORATION
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2007

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Institutional Securities Corporation

In planning and performing our audit of the financial statements and supplemental information of Institutional Securities Corporation (the "Company"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 14, 2008

END